Exhibit 99.(d)(8)

American United Life Insurance Company®

[One American Square

Indianapolis, IN  46206]

(Hereafter, referred to as “AUL”, “Company” or “We”)

OVERLOAN PROTECTION RIDER

To inquire or to obtain information about coverage or for assistance in resolving complaints, You may contact the Company at:  [800-437-4692] or at [www.oneamerica.com].

This Rider is attached to and made a part of Your policy. This Rider is effective as of its Policy Date.  The Policy Date of this Rider is the same as the Policy Date of the policy to which it is attached unless otherwise stated on the Rider Data Page. This Rider will not change, waive, or extend any part of the policy, other than as stated herein. This Rider’s provisions shall control when there is a conflict between this Rider and the policy.

Benefit —This Rider, if the conditions below are met, provides You the option to continue Your policy at a reduced Face Amount with no further Monthly Deductions.

If all the following conditions set forth herein occur while this Rider is in force, you may exercise this Rider. Refer to the Exercising the Overloan Protection Rider section below. Once exercised, your new Face Amount is set equal to the Account Value, after deduction of the Overloan Protection Rider Charge, multiplied by the Minimum Insurance Percentage shown in the Minimum Insurance Percentages Table in Your policy. This will keep the policy in force subject to the Section titled Face Amount Coverage at and after Age 121 of the base Policy.

Conditions - Exercising the Overloan Protection Rider is subject to the following terms:

(1)                This policy must be in force for at least 15 Policy Years;

(2)                The Insured’s attained Age must be 65 or older;

(3)                Partial Surrenders must equal or exceed premiums paid;

(4)                The amount of the outstanding loan plus accrued loan interest must exceed the Minimum Loan Indebtedness Percentage shown on the Rider Data Page times the Cash Value, but be less than the Maximum Loan Indebtedness Percentage shown on the Rider Data Page after the deduction of the Overloan Protection Rider Charge from the Account Value;

(5)                The policy must not be a Modified Endowment Contract as defined in Section 7702A of the Internal Revenue code of 1986, or thereafter changed, and exercising this Rider must not cause the policy to become a Modified Endowment Contract.

(6)                The policy changes that result from exercising this rider must not lead to a Death Benefit that is not compliant with the Internal Revenue Code.

Exercising the Overloan Protection Rider — If all of the conditions set forth are met while this Rider is in force, We will notify You of the option to exercise this Rider at least thirty-one (31) days before the end of the policy’s grace period.

You must send Proper Notice of your choice to exercise this Rider to Us no later than thirty-one (31) days after receiving notice or the end of the policy’s Grace Period, whichever is longer.

When this Rider is exercised, We will notify You of the changes to the policy.

Overloan Protection Rider Charge — There is no charge for this Rider until You exercise it. At the time it is exercised, there is a one-time charge. The Overloan Protection Rider Charge is equal to the Overloan Protection Rider Percentage multiplied by the Account Value less any outstanding loan and loan interest at the time this Rider is exercised.  The Overloan Protection Rider Percentage is shown on the Rider Data Page. There is no charge if the Rider is never exercised.

Effect on Your Policy — When You choose to exercise the Overloan Protection Rider the following changes will be made to your policy:

(1)           Your Death Benefit Option must be Option 1. If any other Death Benefit Option is in effect at the time the Overloan Protection Rider is exercised, the Death Benefit Option will be permanently changed to Option 1 at that time;

(2)           No further changes may be made to the policy, which includes any decreases or increases of any kind;

(3)           No further premiums will be accepted;

(4)           Policy loans and Partial Surrenders will no longer be permitted;

(5)           No further Monthly Deductions will be deducted;

(6)           The outstanding Loan Account will remain and the interest charged against the Loan Account will be equal to the interest rate credited to the Loan Account;

(7)           We will accept loan repayments. The value of the Loan Account and the total indebtedness will be reduced by the loan repayment. In addition, the Fixed Account will be increased by the loan repayment;

(8)           Any Guaranteed Death Benefit Provision, Terminal Illness Rider, or Chronic Illness Rider included in the policy or by Rider attached to the policy will no longer apply;

(9)           Any additional Rider requiring a Monthly Deduction will automatically be terminated;

(10)        When the Overloan Protection Rider is exercised all values in the Variable Account will immediately be transferred to the Fixed Account and will continue to grow at the then current Fixed Account interest rate. Transfer fees will not be applied to these transfers; and

(11)        Transfers from the Fixed Account to the Variable Account will no longer be permitted.

Termination — This Rider will terminate on the earlier of the date this policy terminates or the Insured’s Attained Age 121.

Nonforfeiture Values — This Rider does not have any Cash Value or loan value.

Reinstatement - This Rider may be reinstated if the policy to which it is attached is reinstated.

Signed for American United Life Insurance Company® by,